Amf
3/18/2002

TC315



02007229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 37152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST ILLINOIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 HERITAGE
(No. and Street)

BOURBONNAIS	IL	60914
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES KRESL (815) 932-4646
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURKE, MONTAGUE, KIEDAISCH L.L.C.
(Name — *if individual, state last, first, middle name*)

183 N. SCHUYLER AVE.	KANKAKEE	IL	60901
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amf
3/18/2002

OATH OR AFFIRMATION

I, CHARLES R. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST ILLINOIS SECURITIES, INC., as of DECEMBER 31, XIX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


OFFICIAL SEAL
DIANE L. THIELE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMIS 6-21-2004

Signature

MEMBER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Illinois Securities, Inc.
(An Illinois Corporation)
Focus Report
Year Ended December 31, 2001

Contents


BURKE MONTAGUE KIEDAISCH L.L.C.

Certified Public Accountants, Advisors & Auditors

Charles R. Burke, CPA
Robert J. Montague, CPA
Dale W. Kiedaisch, CPA
Jodi K. Bruer, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

We have audited the accompanying financial statements, of First Illinois Securities, Inc. (An Illinois Corporation) as of December 31, 2001, as listed in the table of contents. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of First Illinois Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

183 North Schuyler • Kankakee, IL 60901 • Phone 815.933.0075 • 800.272.8753 • Fax 815.933.0087
253 West Broadway • Bradley, IL 60915 • Phone 815.933.5641 • Fax 815.939.0016
33 North Main • Manteno, IL 60950 • Phone 815.468.8802 • Fax 815.468.8805

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statments, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the financial statements and, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Burke Montague Kiedaisch L.L.C.

Burke, Montague, Kiedaisch L.L.C.
Kankakee, Illinois

February 11, 2002

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Financial Condition
As of December 31, 2001

Assets

Current Assets		
Cash & Cash Equivalents	$ 310,515	
Investments	29,834	
Accounts Receivable	15,883	
Prepaid Income Taxes	2,480	
Total Current Assets		$ 358,712
Other Assets		
NASD Stock - Non Allowable	$ 3,300	
Total Other Assets		$ 3,300
Total Assets		$ 362,012

Liabilities and Stockholder's Equity

Current Liabilities		
Due to Related Parties	$ 12,602	
Total Current Liabilities		$ 12,602
Stockholder's Equity		
Common Stock, $.01 Par Value, 1,000 Shares Authorized, Issued & Outstanding	$ 10	
Additional Paid in Capital	7,490	
Retained Earnings	341,910	
Total Shareholder's Equity		$ 349,410
Total Liabilities & Stockholder's Equity		$ 362,012

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 349,410	3480
2. Deduct ownership equity not allowed for Net Capital				3490
3. Total ownership equity qualified for Net Capital			349,410	3500
4. Add:				
A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
B. Other (deduction) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 349,410	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition	3,300	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-propriety capital charges				
D. Other deductions or charges		3600		
7. Other additions and/or allowable credits (List)		3610	(3,300)	3620
8. Net capital before haircuts on securities positions				3630
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f):			$ 346,110	3640
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities	2,206	3733		
3. Options		3730		
4. Other securities - Money Market Mutual Fund	1,659	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(3,865)	3740
10. Net Capital			$ 342,245	3750

Reconciliation between unaudited and audited Net Capital Computation

Net Capital per unaudited FOCUS Report Part IIA	$ 342,299
Adjustment to interest income	68
Adjustment for accrual of income taxes	2,480
Adjustment to penalties expense	
Adjustment for prior year income taxes	(2,602)
Unallowable Assets	
Net Capital per audited financial statements	$ 342,245

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	
First Illinois Securities, Inc.	as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	337,245	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	342,245	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$	0	3790
17. Add:		3800			
A. Drafts for immediate credit					
B. Market Value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts		3820		0	3830
19. Total Aggregate indebtedness			$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			%	0.00%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00%	3860

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that Rule.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2001

evenue	$	193,835
Cost of Sales		175,102
Gross Profit	$	18,733
perating Expenses		17
Operating Income	$	18,716
ther Income (Expense)		17,875
Net Income Before Taxes	$	36,591
Provision for Income Taxes		7,660
Net Income (Loss)	$	28,931

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Changes in Ownership Equity
As of December 31, 2001

	12 Months Ended Dec. 31, 2001
Ownership Equity, Beginning	$ 320,479
Net Income	28,931
Ownership Equity, Ending	$ 349,410

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Cash Flows
For The Year Ended December 31, 2001

	12 Months Ended Dec. 31, 2001
Cash Flows From Operating Activities	
Net Income	$ 28,931
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Decrease (Increase) in Operating Assets	
Accounts Receivable	14,818
Prepaid Assets	(2,480)
Investments	(11,990)
Increase (Decrease) in Operating Liabilities	
Accrued Income Taxes	(7,934)
Total Adjustments	$ (7,586)
Net Cash Provided by (Used in) Operating Activities	$ 21,345
Cash Flows From Financing Activities	
Notes Payable Borrowings	$ (44,000)
Net Cash Provided by (Used in) Financing Activities	$ (44,000)
Net Increase (Decrease) in Cash and Cash Equivalents	$ (22,655)
Cash & Cash Equivalents, January 1	333,170
Cash & Cash Equivalents, December 31	$ 310,515
Supplemental Cash Flow Disclosure:	
Income Taxes Paid	$ 15,812

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Notes to the Financial Statements
December 31, 2001

Note 1 - Nature of Business & Summary of Significant Accounting Policies

This summary of significant accounting policies of First Illinois Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

Cash & Cash Equivalents

The Company considers cash deposits and marketable investments due within three months as cash and cash equivalents.

The Company invests excess funds in interest bearing money market accounts and certificates of deposit. The Company has no requirements for compensating balances. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Other Accounting Policies

Other significant accounting policies are set forth in the financial statements and other notes thereto.

Note 2 - Related Party Transactions

The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Certain expenses of the Company are paid by a related company. The aggregate amount of these expenses for the year ended December 31, 2001 was less than $ 2,500. The Company also paid management fees and insurance of $ 120,000 to or on behalf of a related entity. At December 31, 2001, the Company owed this same affiliate $ 12,602.

Note 3 - Income Taxes

The Company accounts for income taxes on the liability method. At December 31, 2001, the Company had no apparent unrecorded tax attributes. The income tax provision is computed as follows:

	2001
Net Book Income Before Taxes	$ 36,589
Statutory Illinois Tax Rate	38.73%
Statutory Taxes	$ 14,172
Surtax Exemptions	(6,512)
Current Expense	$ 7,660
Estimated Payments	10,140
Current Payable (Receivable)	$(2,480)



BURKE MONTAGUE KIEDAISCH L.L.C.

Certified Public Accountants, Advisors & Auditors

Charles R. Burke, CPA
Robert J. Montague, CPA
Dale W. Kiedaisch, CPA
Jodi K. Bruer, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

In planning and performing our audit of the financial statements of First Illinois Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or (ii) in complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we would consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2001, meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Burke, Montague, Kiedaisch L.L.C.

Burke, Montague, Kiedaisch L.L.C.
Kankakee, Illinois

February 11, 2002

First Illinois Securities, Inc.
(An Illinois Corporation)
Focus Report
For the Year Ended December 31, 2001